UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 33-42485
A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN
B.	Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Tower at
One Detroit Center
500 Woodward Avenue
Detroit, Michigan 48226

Comerica Incorporated Preferred Savings Plan
Financial Statements
and Supplemental Schedules
Fiscal Year Ended December 31, 2006

Financial Statements and Supplemental Schedules
Comerica Incorporated Preferred Savings Plan
December 31, 2006 and 2005, and
Year Ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated
Preferred Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Audit Committee
Comerica Incorporated Preferred Savings Plan
We have audited the accompanying statements of assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
May 30, 2007
Detroit, Michigan

Comerica Incorporated Preferred Savings Plan
Statements of Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value:
Mutual and money market funds	$306,331,451	$258,741,798
Collective trust funds	266,290,580	232,496,757
Comerica Incorporated Common Stock	234,483,984	233,973,874
Participant loans	21,557,127	21,026,092

Total investments	828,663,142	746,238,521

Accrued income	2,342,217	2,283,511
Employer contributions receivable	6,715,613	8,507,135

Assets available for benefits	$837,720,972	$757,029,167

See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statement of Changes in Assets
Available for Benefits
Year Ended December 31, 2006

Additions
Participant contributions	$42,407,728
Employer contributions	13,199,881
Interest and dividend income	32,970,667
Other additions	398,617

Total additions	88,976,893

Deductions
Distributions to participants	55,716,067
Loan fees	15,791

Total deductions	55,731,858

Net appreciation in fair value of investments	47,446,770

Net increase	80,691,805
Assets available for benefits:
Beginning of year	757,029,167

End of year	$837,720,972

See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005, and
Year Ended December 31, 2006
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries.
Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings Plan.” Copies of this summary plan description are available through the Corporation’s Human Resources Office.
Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 50% of the participant’s annual compensation, or the IRS allowed maximum ($15,000, plus an additional $5,000 for participants age 50 or over, in 2006, and $14,000, plus an additional $4,000 for participants age 50 or over, in 2005).
The Corporation will match a percentage of the first $3,000 of the participant’s pre-tax contributions, as defined by the Plan. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements. Both the Corporation match and discretionary contribution are invested in the Corporation’s common stock.
Participants’ investments in the Corporation’s common stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in the Corporation’s common stock within the Plan or receive the dividends as cash with their regular pay.
Contributions receivable represent amounts due from the Corporation under a performance match program, which rewards employees through a corporate contribution to the participants’ accounts.
Participants direct the investment of their accounts, except the current period’s nonparticipant-directed investment in the Corporation’s common stock, among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
The Corporation’s matching contributions based on the first $3,000 of the participant’s pretax contributions are held in a restricted Comerica Incorporated Common Stock account until the end of the calendar year, when the assets held in such account become unrestricted and, therefore, eligible to be reallocated by the participants to other fund options. Approximately $5.9 million of restricted common stock was transferred to unrestricted funds during the plan year ended December 31, 2006.
Effective January 1, 2007, the Corporation prospectively changed its core matching contribution to 100 percent of the participant’s elective contributions, not to exceed four percent of the participant’s qualified earnings (up to the current IRS compensation limit), which will be invested based on the participant’s investment elections, rather than in the common stock of the Corporation, and discontinued the performance-based matching contribution. As a result of these changes, all assets held in the restricted Comerica Incorporated Common Stock account at December 31, 2006 became unrestricted and therefore eligible to be reallocated by the participants to other fund options effective January 1, 2007.
Unallocated matching employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Employee forfeitures during the period are included in employer contributions in the accompanying statement of changes in assets available for benefits and are primarily retained in the Comerica Incorporated Common Stock balance as of December 31, 2006.
The following table presents a summary of changes in unallocated matching employer contributions during the plan year:

Balance at January 1, 2006	$676,291
Employee forfeitures during the year	361,906
Reduction of employer contributions	(530,271)
Net appreciation in fair value of investments	17,743
Dividend income	36,760

Balance at December 31, 2006	$562,429

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and nonforfeitable.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies
The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The fair value of investments in the Corporation’s common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.
The participant loans are valued at their outstanding balances, which approximate fair value.
Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants for loans originated prior to July 1, 2004, which is reported in loan fees in the accompanying statement of changes in assets available for benefits.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
3. Investments
The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective years are as follows:

	December 31,
	2006	2005

Comerica Incorporated Common Stock *	$234,483,984	$233,973,874
Comerica S&P 500 Index Fund	116,840,734	110,537,314
Comerica Stable Value Fund	121,069,705	111,341,571
William Blair International Growth Fund	42,568,839	**
Neuberger Berman Genesis Fund	**	39,726,948

*	Includes nonparticipant-directed investments

**	Less than 5%
During the year ended December 31, 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2006
Mutual and money market funds	$15,142,970
Collective trust funds	24,292,753
Comerica Incorporated Common Stock	8,011,047

$47,446,770

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
4. Nonparticipant-Directed Investments
The following information represents the restricted assets and the significant components of changes in restricted assets related to the nonparticipant-directed portion of the Comerica Incorporated Common Stock investment.

	December 31,	December 31,
	2006	2005

Investment, at fair value:
Comerica Incorporated Common Stock	$7,069,690	$6,516,035

Year Ended
December 31,
2006
Changes in assets:
Employer contributions	$6,219,840
Distributions to participants	(40,607)
Net appreciation in fair value of investments	267,530
Transfer of assets from restricted common stock account to unrestricted account	(5,893,108)

Increase in assets	$553,655

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)
5. Transactions With Parties in Interest
The following is a summary of transactions (at cost) with parties in interest:

	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica
	Incorporated	Stable Value	S&P 500 Index	Destination	Destination	Destination	Destination	Destination	Short Term
	Common Stock	Fund	Fund	Retirement Fund	2015 Fund	2025 Fund	2035 Fund	2045 Fund	Fund

Balance at December 31, 2004	$185,441,533	$110,009,035	$104,496,866	$—	$—	$—	$—	$—	$—
Purchases in 2005	37,696,217	28,550,883	10,511,854	1,729,267	5,365,008	2,824,107	495,582	319,455	—
Sales in 2005	(33,500,583)	(31,908,656)	(16,676,234)	(13,333)	(374,202)	(34,484)	(23,841)	(2,354)	—
Transfer to/from funds	(3,889,261)	1,037,985	—	—	—	—	—	—	—

Balance at December 31, 2005	185,747,906	107,689,247	98,332,486	1,715,934	4,990,806	2,789,623	471,741	317,101	—
Purchases in 2006	37,439,783	31,179,300	12,488,210	4,098,705	5,667,575	3,947,138	2,210,403	1,857,706	398,617
Sales in 2006	(36,319,953)	(25,563,206)	(19,290,726)	(535,725)	(818,400)	(572,360)	(227,892)	(459,948)	—
Transfer to non-party in interest status	—	—	—	—	—	—	—	—	—

Balance at December 31, 2006	$186,867,736	$113,305,341	$91,529,970	$5,278,914	$9,839,981	$6,164,401	$2,454,252	$1,714,859	$398,617

			Munder
	Munder	Munder	Cash	Munder	Munder	Munder	Munder
	S&P MidCap	S&P Small Cap	Investment	Bond	Large Cap	U.S. Government	MidCap Core
	Index Fund	Index Fund	Fund	Fund	Value Fund	Income Fund	Growth Fund	Total

Balance at December 31, 2004	$10,674,219	$4,513,097	$1,133,976	$6,201,284	$9,679,150	$15,687,413	$11,009,076	$458,845,649
Purchases in 2005	4,561,017	3,308,229	31,371,312	2,571,169	5,366,520	2,570,238	7,117,361	144,358,219
Sales in 2005	(2,443,756)	(2,621,001)	(32,505,288)	(1,496,391)	(3,902,228)	(1,688,852)	(2,589,146)	(129,780,349)
Transfer to/from funds	—	—	—	(10,068)	15,145,328	(16,568,799)	(31,256)	(4,316,071)

Balance at December 31, 2005	12,791,480	5,200,325	—	7,265,994	26,288,770	—	15,506,035	469,107,448
Purchases in 2006	5,065,265	4,010,602	—	3,396,149	8,849,144	—	6,160,193	126,768,790
Sales in 2006	(3,654,812)	(2,242,861)	—	(1,900,862)	(5,089,383)	—	(4,390,894)	(101,067,022)
Transfer to non-party in interest status	—	—	—	(8,761,281)	(30,048,531)	—	(17,275,334)	(56,085,146)

Balance at December 31, 2006	$14,201,933	$6,968,066	$—	$—	$—	$—	$—	$438,724,070

The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated until December 29, 2006, when it was sold to an unaffiliated investor group.
The Munder index funds are sub-advised by World Asset Management, a consolidated subsidiary of Comerica Incorporated, and therefore continue to hold party in interest status.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
7. Differences Between Financial Statements and Form 5500
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. At December 31, 2006 and December 31, 2005, there were no claims approved but not yet paid.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedules

Comerica Incorporated Preferred Savings Plan
EIN: #38-1998421 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party		Collateral, Par, or Maturity Value	Cost	Value

Mutual and Money Market Funds
Munder **	*	S&P MidCap Index Fund – 1,304,805 shares	***	$16,062,148
	*	S&P Small Cap Index Fund – 449,660 shares	***	7,468,851
		Large Cap Value Fund – 2,045,382 shares	***	33,441,996
		MidCap Core Growth Fund – 889,684 shares	***	22,651,358
		Bond Fund – 923,152 shares	***	8,659,167

Neuberger Berman		Neuberger Berman Genesis Fund – 801,148 shares	***	38,238,810

Franklin/Templeton Investments		Franklin Rising Dividends Fund – 658,000 shares	***	23,602,446
		Templeton Growth Fund – 1,186,477 shares	***	30,445,006

William Blair Funds		William Blair Growth Fund – 427,935 shares	***	4,887,018
		William Blair International Growth Fund – 1,536,781 shares	***	42,568,839

Heritage Funds		Heritage Small Cap Stock Fund – 581,157 shares	***	21,159,933

Van Kampen Funds		Van Kampen Equity & Income Fund – 2,762,080 shares	***	25,190,165
		Van Kampen Government Securities – 1,493,064 shares	***	15,459,481

American Funds		The Growth Fund of America – 502,016 shares	***	16,496,233

Total Mutual and Money Market Funds				306,331,451

Collective Trust Funds
*Comerica Incorporated		Stable Value Fund – 11,147,402 units	***	121,069,705
		S&P 500 Index Fund – 9,148,903 units	***	116,840,734
		Destination Retirement Fund – 498,678 units	***	5,644,207
		Destination 2015 Fund – 928,023 units	***	10,834,064
		Destination 2025 Fund – 571,143 units	***	6,893,735
		Destination 2035 Fund – 218,762 units	***	2,712,551
		Destination 2045 Fund – 149,445 units	***	1,896,967
		Short Term Fund – 398,617 units	$398,617	398,617

Total Collective Trust Funds				266,290,580

*Comerica Incorporated		Common Stock – 3,995,978 shares	186,867,736	234,483,984

*Participant loans		Interest rate range: 6.50% to 11.74%, with various maturity dates	—	21,557,127

Total investments				$828,663,142

*	Party in interest

**	The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated until December 29, 2006, when it was sold to an unaffiliated investor group. The Munder index funds are sub-advised by World Asset Management, a consolidated subsidiary of Comerica Incorporated, and therefore continue to hold party in interest status.

***	Disclosure of historical cost information is not required for participant-directed investments

Comerica Incorporated Preferred Savings Plan
EIN: #38-1998421 Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2006

	Description
	of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
	Rate and Maturity	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
	in Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii) – A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets:

Comerica Incorporated	Common Stock:
	715 purchases	$37,439,783				$37,439,783	$37,439,783
	1,417 sales		$44,761,574			36,319,953	44,761,574	$8,441,621

	Stable Value Fund:
	1,537 purchases	31,179,300				31,179,300	31,179,300
	1,596 sales		26,838,060			25,563,206	26,838,060	1,274,854

*	The commissions and fees related to purchases and sales of investments are included in the cost of investment or proceeds from the sale and are not separately identified by the Trustee.
There were no category (i), (ii), or (iv) reportable transactions.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Comerica Incorporated Preferred Savings Plan
By:	/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance, Regulatory Relations and Legal Affairs Comerica Incorporated

Dated: May 31, 2007

Exhibit Index

Exhibit No.	Description
23	Consent of Ernst and Young LLP